Exhibit 99.2

Investor Presentation FY 2025

Forward-looking Statements 1/ Disclaimer This presentation may contain “forward-looking statements” which include, but are not limited to, statements regarding future events and other statements that are not historical facts. Forward-looking statements are generally accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, Swvl Holdings Corp (“Swvl”) is using forward-looking statements when it discusses its technology, solutions and product suite capabilities; the belief that its solutions will enable the operation of a fully optimized transportation network, empowering accessible, efficient and reliable transportation; the expansion of its business in the United States (“US”) and the United Kingdom (“UK”); its long-term sustainability and dollar-pegged growth; t expansion of dollar-pegged revenue to reduce exposure to changes in foreign currencies; the expansion of engineering operations and support teams in some of the cost-effective markets it operates in; the expectation that its new cohort o contracts will continue to grow year-over-year (YoY) while its commercial engine will consistently bring in new cohorts of contracts at an accelerating pace; and the expectation that its strong gross profit growth positions Swvl for continued succes in the years ahead and the expected revenue and gross margin in the upcoming fiscal year These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements must not be relied on by any investor as a guarantee, assurance, prediction, or definitive statement of fact or probability. Actual results and outcomes could differ materially for a variety of reasons, including, among others, general economic, political and business conditions; the ability of Swvl to execute its growth strate manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedure to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its portfolio optimization plan; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high-quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platfo the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws i these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; Swvl’s acquisitions may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’ attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statement provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any dat subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

Platform & Value Proposition 2/ One platform, complete control, measurable ROI for enterprise clients • AI Route Optimization • Network Planning & Routing Technologies • Reduces empty legs • Real-time demand + traffic optimizat AI & Network Intelligence • Rider App (Booking) • Operator Dashboard • Captain App • Mobile-first, real-time ecosyst Mobility Interface Sui • Driver vetting & compliance tools • Real-time geo-monitoring • Incident reporting • Centralized safety governance Safety, Compliance & Monitoring • Vehicle Rostering • Smart scheduling & dispatch • Maximized fleet utilization • Operational reliability at scale Fleet Management System • SaaS / White-Label API • Fast enterprise & government onboarding • Identity & Access Management • Secure, role-based system control Platform & Integrations • Real-time monitoring & insights • Analytics & KPI reporting • SLA tracking & cost-per-ride • Data-driven decision making Data & Business Intelligence Swvl is an AI-driven mobility platform offering enterprise an government clients a single-contract solution that pairs route optimization software (SaaS) with end-to-end fleet managemen (MaaS) across education, healthcare, corporate, and logistics verticals Swvl core technology is a proprietary AI engine, real-time route optimization, demand prediction, dynamic pricing, and latent demand identification designed to reduce cost per ride while scaling utilization and reliability. About SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update Return on Investment (“ROI”) is a metric used to evaluate how profitable an investment is compared to its cos

SWVL is rewriting how enterprises move their people >

An enterprise mobility operating system, built for everyone

Education Hubs

Safe, scheduled and dynamic school transport under one contract. Replaces fragmented providers, reduces liability and cost.

Corporate Offices

Fixed-route commuting that replaces fleet ownership. Lower cost, higher punctuality, zero fleet management.

Manufacturing & Industrial

Multi-shift worker transport on autopilot. Eliminates no-shows and owned-fleet maintenance costs.

Hospitals & Healthcare

Time-critical movement of staff, patients, and equipment between facilities. Reliable logistics without the in-house fleet which is expensive to own and maintain.

BPO & Call Center

24/7 shift transport across rotating schedules. Cuts absenteeism and attrition from unreliable late-night commutes while reducing cost.

Warehouses & Logistics

On-demand transport that scales with fulfillment volume. Fleet flexibility without fleet commitment.

City to City Travelers

Fixed-cost airport and business hub transfers. Predictable spend replacing ad-hoc ride-hail.

Shuttle & Feeder Networks

First- and last-mile connectivity linking employees to transit hubs bridging the gap between where people live and where public transport begins.

3/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

Powers every layer of mobility, customized to every use case with one platform and complete control Software as a Service Software Stack & Managed Services 4/ Route creation, network design and optimization. One platform for design, execution & analytics. Integrated customer & captain applications. Real-time monitoring, data & reports support. Captain acquisition, verification & onboarding. Asset-light, demand-matching vehicle sourcing. On-ground supervision & quality assurance. Fleet operations with 24/7 captain support. Mobility as a Service SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

Results for the Year 2025 5/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

FY2025: SWVL achieves profitability >

Ten metrics that redefine the turnaround

Swvl delivered net profit, turned equity and working capital positive, and achieved the **highest quality of revenue in its history.**

Metric	Value	Detail
Revenue Growth	+41%	FY25 YoY growth from FY24
Gross Profit	$4.4M	Up from $3.6M in FY24, representing a 21% increase
Operating Loss Cut	-94%	Operating loss shrank to $0.5M in FY25, from an operating loss of $8.4M in FY24
Dollar Pegged-Revenue	33%	Up from 23.2% in FY24
Recurring Revenue	84%	Up from 75% in FY24
Net Income Swing	+$11.5M	Net income of $1.3M in FY25, up from a net loss of $10.3M in FY24
Equity Turnaround	+$3.6M	Total equity of $2.9M in FY25, from total deficit of $0.7M in FY24
Total Sales Backlog	$38.2M	Includes contractual remaining value & expected contract renewal value
LTV to CAC Ratio	25.7x	Represents the ratio of client life-time value over customer acquisition cost
Net Dollar Retention	128%	Revenue retention and expansion from FY24 corporate clients, net of churn

6/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

SWVL

Financial Performance 7 13 20 26 FY24 FY25 Revenue Gross Profit 7/ 1,500,000 3,000,000 4,500,000 6,000,000 FY24 FY25 $17.2M $24.2M $3.6M $4.4M SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update 41% 21%

Higher Quality of Revenue: Recurring vs Transactional 8/ Recurring Contract-Based Revenue Focus We continue to make significan progress in increasing our share of recurring revenue, which grew from 75% in FY 2024 to 84% in FY 2025. Swvl’s recurring revenue comes in the form of enterprise contracts that usually range between 1 to 5 years. By prioritizing recurring revenue over transactional revenue, Swvl aims to set a foundation for predictable and profitable growth while reducin the impact of market seasonality. Recurring Revenue Transactional Revenue FY22 FY23 FY24 FY25 84% 16% 75% 32% 25% 68% 27% 73% SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

Higher Quality of Revenue: Dollar Pegged Revenue 9/ Dollar-Pegged Revenue Focus Swvl continues to focus on dollar-pegged revenue across its operating geographies. In FY2025, our dollar-pegged revenue as a share of total revenue reached 33.2%, up from 23.2% in FY2024. We continue to aim at expanding our dollar-pegged revenue to reduce our exposure to volatility in foreign currencies. While expanding our engineering, operations, and support teams in some of the cost-effective markets we operate in. Dollar-Pegged Revenue as a Percentage of Total Revenue 25 pp 10 20 30 40 FY23 FY24 FY25 SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update 8.2% 23.2% 33.2% Percentage Points ("PP") is the unit for the arithmetic difference between two percentages

Profitability Analysis

	FY24	FY25	YoY Change	Commentary
Revenue	$17.2M	$24.2M	41% ↑	This represents our first year-on-year growth post-restructuring, with our pace of growth expected to accelerate into FY 2026. We believe our growth is also of higher quality: a larger portion of revenue is recurring, dollar-denominated, and deeply embeddedin client operations.
Cost of Sales	($13.6M)	($19.8M)	46% ↑	
Gross Profit	$3.6M	$4.4M	22% ↑	Absolute gross profit expanded to $4.4M despite margin compression. Gross profit in dollars increased on account of our geographical expansions and penetration of existing countries.
Gross Margin	20.9%	18.2%	-2.7pp ↓	Compression reflects the natural margin profile of newer geographies, particularly the UAE launch, where early-stage contracts carry lower margins that we expect to improve over time.
G&A Expenses (i)	($11.1M)	($6.7M)	39.6% ↓	The restructured cost base is demonstrating clear operating leverage, every major expense category declined while revenue grew over 40%. G&A as a percentage of revenue may continue to decline as revenue scales, without requiring proportional cost increases.
S&M Expenses (ii)	($0.12M)	($0.47M)	292% ↑	Intentional reinvestment from a near-zero base into client acquisition as Swvl accelerates growth; S&M still only 1.9% of revenue.
Operating Loss	($8.4M)	($0.49M)	94.2% ↓	Operating loss narrowed from $8.4M to $0.49M. The business is now near operating breakeven.
Net Profit/(Loss)	($10.2M)	$1.3M	Turnaround	

10/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

(i) G&A: General and administrative expenses as disclosed in the consolidated statement of comprehensive income
(ii) S&M: Selling and marketing expenses as disclosed in the consolidated statement of comprehensive income

SWVL

Balance Sheet Summary 11/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update FY24 FY25 YoY Total Assets $16.3M $20M 23% Non-current Assets $6.1M $7.6M 25% Current Assets $10.2M $12.4M 22% Total Equity ($0.68M) $2.9M * Total Liabilities $17M $17M 0% Current Liabilities $11.9M $11.5M -3% Non-current Liabilities $1.2M $1.5M 25% Liabilities held for sale $3.9M $4M 3% Equity Turnaround $2.9M From ($0.7M) in FY24 to positive equity in FY25 Working Capital $1M Excess current assets over current liabilities, up from ($1.6M) in FY24 Current Ratio 1.08x Up from 0.86x in FY24 Cash used in Operations $2.1M Compared to $3.6M in FY24

Cost Structure & OpEx Efficiency 12/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update Operating Expenses 3 6 9 12 FY23 FY24 FY25 Efficiency Metrics FY24 FY25 Staff Costs $7.6M $4.3M -4 Professional Fees $1.2M $1M -17% Technology Costs $0.8M $0.5M -38% Insurance Costs $0.7M $0.3M -57% OpEx % of Revenue 65.4% 30% -35.4 pp $ 10.2 M $ 11.2 M $ 7.2 M 43% 65.4% 30 % OpEx % Revenue Swvl's cost structure is built for scale, as revenue grows, OpEx does not grow proportionally. This operating leverage mean incremental revenue flows through to profit at an accelerating rate, driving continued profit margin expa OpEx represents operating expenses, which consist of G&A and S&M expenses

Cash Flow Summary 13/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update -8 -5 -3 0 3 5 8 10 FY23 FY24 FY25 Operating Investing Financing Key Cash Flow Metrics Cash flow used in operation 42% improvement vs ($3.6M) in FY24 ($2.1M) Cash generated from investing activities Rent income, net of capitalized development technology costs $0.4M Cash balance Reduced from $4.9M in FY24, maintained despite growth and investments $4.4M ($9.1M) ($3.6M) ($2.1M) $8.8M $0.3M $0.6M $0.4M $4M $1.2M Operating cash outflows have consistently been narrowing, while reliance on external financing has declined in parall As Swvl continues to scale revenue on a lean cost base, the business converges toward self-funded operations.

Geography deep dive 14/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

Revenue by Geographical Location 15/ Egypt FY24 FY25 $13.5M $16.2M $3.6M $8M $17.2M $24.2M SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update GCC Total 20% 122% 41% GCC: Gulf Cooperation Council

Cohorts Revenue in USD M Cohort FY24 Cohort FY23 Cohort FY22 Cohort FY25 Commercial Highlights | Egypt LTV:CAC Ratio 37.9x 16/ Cohorts Revenue in EGP M FY23 FY24 EGP 342.1M EGP 342.8M EGP 15.2M EGP 18.3M EGP 33.5M FY25 EGP 30.9M EGP 91.9M EGP 431.4M EGP 51.3M Cohort FY24 Cohort FY23 Cohort FY22 Cohort FY25 Total Sales Backlog $24M Net Dollar Retention 126% Revenue Growth 20% SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update FY23 FY24 $0.4M $0.4M $0.9M FY25 $0.6M $1.8M $1.1M $8.7M $7.8M $11.1M Non-IFRS Measure A loyal and expanding client base, combined with efficient acquisition of new account gives Egypt a self-reinforcing commercial flywheel that compounds growth every yea Includes revenue from B2B customers only Includes revenue from B2B customers only

Commercial Highlights | GCC SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update FY23 FY24 $1.4M $0.4M $1.9M $0.6M $1.1M FY25 $1.3M $1.7M $3.7M $ 1.3M LTV:CAC Ratio 14.9x Total Sales Backlog $14.2M Net Dollar Retention 135% Revenue Growth 122% Cohorts Revenue in $USD M These markets are our primary drivers of dollar-pegged revenue with both new and existing clients scaling rapidly across Saudi Arabia, UAE, and Kuwait. 17/ Cohort FY24 Cohort FY23 Cohort FY22 Cohort FY25

Consolidated Statements for the year ended December 31, 2025 18/ SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

Consolidated Statement of comprehensive income 19/ Continuing operations FY 25 FY 24 Revenue 24,167,888 17,207,362 Cost of sales (19,808,495) (13,568,140) Gross profit 4,359,393 3,639,2 General and administrative expenses (6,759,115) (11,126,656) Selling and marketing expenses (478,753) (120,984) Charge for provision for expected credit losses (594,358) (578,341) Expiration of deferred tax assets - (563,709) Other income 2,981,959 261,624 Operating (loss)/profit (490,874) (8,488,84 Finance income 190,209 74,361 Finance cost (182,743) (40,979) Change in fair value of financial liabilities 1,794,576 (562,73 Change in fair value of deferred purchase price 158,154 (1,865,274) Change in fair value of employee share compensation schemes - (181,590) Profit/(loss) before tax from continuing operations 1,469,322 (11,065,06 Income tax (expense)/benefit (155,066) Profit/(loss) for the year from continuing operations 1,314,256 (11,065,06 Discontinued operations Profit/(loss) for the year from discontinued operations (1,534) 795,3 Profit/(loss) for the year 1,312,722 (10,269,69 Profit/(loss) per share attributable to equity holders of the Parent Company for continu Basic 0.12 (1.28) Diluted 0.12 (1.28) Other comprehensive income Items that may be reclassified subsequently to profit or l Exchange differences on translation of foreign operations, net of tax 278,592 (4,871,943) Total comprehensive income/(loss) for the year 1,591,314 (15,141,636) SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

Consolidated Statement of financial position 20/ Consolidated statement of financial position FY 25 FY Assets Non-current assets Property and equipment 281,312 457,8 Intangible assets 684,441 106,262 Right-of-use assets 1,110,717 232,612 Deferred tax assets 5,486,804 5,288,913 Total non-current assets 7,563,274 6,085,589 Current assets Trade and other receivables 6,256,738 4,009,282 Prepaid expenses and other current assets 1,806,567 1,310,807 Cash and cash equivalents 4,414,456 4,958,983 Total current assets 12,477,761 10,279,072 Assets classified as held for sale - 1,5 Total assets 20,041,035 16,366,183 SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update

21/ Equity FY 25 FY 24 Share capital 24,910 24,746 Share premium 354,179,329 353,883,768 Employee share scheme reserve 661,495 564,127 Foreign currency translation reserve (16,247,136) (16,603,786) Reserve of disposal groups classified as held for sale 2,294,456 2,372,5 Other reserves 3,534,927 1,886,000 Accumulated losses (338,532,319) (339,845,041) Equity attributable to equity holders of the Parent Company 5,915,662 2,282,3 Non-controlling interests (2,970,273) (2,970,273) Total equity/(deficit) 2,945,389 (687,94 LIABILITIES Non-current liabilities Provision for employees’ end of service benefits 145,681 45,9 Derivative warrant liabilities 400,806 669,156 Accounts payable, accruals and other payables 16,867 30,850 Lease liabilities 1,002,733 440,183 Total non-current liabilities 1,566,087 1,186,146 Current liabilities Deferred purchase price 694,134 1,148,013 Accounts payable, accruals and other payables 8,710,335 9,351,406 Other tax liabilities 1,640,682 836,117 Lease liabilities 479,240 606,881 Total current liabilities 11,524,391 11,942,417 Liabilities directly associated with assets classified as held for sale 4,005,168 3,925,5 Total liabilities 17,095,646 17,054,128 Total equity and liabilities 20,041,035 16,366,183 SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update Consolidated Statement of financial position

Definitions Table 22/ Term Definition SWVL Holdings Corp | NASDAQ: SWVL | FY 2025 Update G&A Expenses General and administrative expenses as per reported under IFRS. Revenue Growth Year-over-year percentage change in total IFRS revenue from continuing operations. S&M Expenses Selling and marketing expenses as per reported under IFRS. FV & Other Adjustments IFRS items below the operating line including changes in fair value of financial liabilities, deferred purchase price and employee share compensation schemes. Recurring Revenue Revenue derived from enterprise contracts with corporate customers, typically 1–5 year terms. Transactional Revenue Revenue from individual users taking trips on a pay-per-ride basis. Dollar Pegged Revenue Revenue generated in currencies pegged to the US Dollar. Net Dollar Retention (NDR) IFRS Revenue retained and expanded from the prior year's corporate client cohort, calculated as (prior-year client revenue in current year) / (prior-year client revenue in prior year). Expressed as a percentage; above 100% indicates net expansion. LTV:CAC Ratio Ratio of estimated client lifetime value to customer acquisition cost. LTV is calculated as (average annual contract value × estimated contract life × gross margin). CAC is the fully loaded cost of acquiring the client. Total Sales Backlog Total remaining contractual value of signed enterprise contracts plus expected contract renewal value. Cohort Revenue Revenue attributed to clients grouped by the fiscal year in which they were first acquir Used to illustrate revenue retention and expansion over time. OpEx % of Revenue Operating expenses (G&A + S&M) as a percentage of total revenue. Working Capital Current assets minus current liabilities. Current Ratio Current assets divided by current liabilities. Cash Flows used in Ops Net cash flows used in operating activities, as reported in the consolidated cash flow statement. EGP Egyptian Pounds, the currency of Egypt.